LinnCo, LLC

Linn Energy, LLC

600 Travis, Suite 5100

Houston, Texas 77002

October 9, 2012

VIA EDGAR and Facsimile (202) 772-9220

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	LinnCo, LLC

Linn Energy, LLC

Registration Statement on Form S-1

File No. 333-182305

Dear Mr. Schwall:

On behalf of LinnCo, LLC and Linn Energy, LLC (the “Registrants”) pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Eastern time, on Thursday, October 11, 2012, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LINNCO, LLC
LINN ENERGY, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, Assistant General Counsel and Corporate Secretary

cc:	Charlene A. Ripley (Senior Vice President and General Counsel of Registrants)
Kelly Rose, Baker Botts L.L.P. (Registrants’ counsel)
J. Michael Chambers, Latham & Watkins LLP (Underwriters’ counsel)
Brett E. Braden, Latham & Watkins LP (Underwriters’ counsel)